FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	AMENDED NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID (“NCIB”)

Item 1

Form: 12	AMENDED NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID (“NCIB”)
Company Name: CANADIAN NATIONAL RAILWAY COMPANY Stock Symbol: CNR

1. Securities Sought:

(a)	class of securities : Common Shares

(b)	total number of securities:

(i) issued and outstanding: 502,266,945 Common Shares (as of July 11, 2007)
(ii) if applicable, the total public float : 500,702,950 Common Shares (as of July 11, 2007)

(c)	percentage of securities that the NCIB is for:

(i) % of issued and outstanding (maximum 5%): N/A
(ii) % of the public float, as the case may be (maximum 10%): 6,59%

(d)	maximum number of securities that may be acquired under the NCIB: 50,070,295

(e)	where the issuer has established a specific number of securities to be acquired under the NCIB, the number of securities sought: 33,000,000

(f)	is the issuer an investment fund: NO

If the answer is NO, the average daily trading volume for six months prior to date hereof: 1,363,251 for the period between January 1, 2007 and June 30, 2007

(g)	if the issuer has a class of restricted securities:

(i)	a description of the voting rights of all equity securities: N/A

(ii)	if the issuer does not propose to make the same NCIB for all classes of voting and equity securities, the reasons for so limiting the NCIB: N/A

2.	Duration: 12 months - July 26, 2007 to July 25, 2008

3.	Method of Acquisition: State the following:

(a)
that purchases will be effected through the facilities of TSX and identify any other exchanges on which purchases will be made:  Yes – the TSX and the NYSE or by such other means as may be permitted by the TSX, including pre-arranged crosses

(b)	that purchase and payment for the securities will be made by the issuer in accordance with the requirements of TSX: Yes, and in accordance with the requirements of the NYSE

(c)
that the price that the issuer will pay for any securities acquired by it will be the market price of the securities at the time of acquisition: Yes, plus brokerage fees, or such other price as may be permitted by TSX.  All of the Common Shares purchased will be immediately cancelled.

(d)
whether purchases (other than by way of exempt offer) will be made other than by means of open market transactions during the period the NCIB is outstanding:  Yes, and by other means as may be permitted by the TSX, including pre-arranged crosses and private agreements under an issuer bid exemption order issued by a securities regulatory authority.

Form 12 – Notice of Intention to make a Normal Course Issuer Bid	© 2007, TSX Group Inc.
(as at June 1, 2007)

Form: 12	AMENDED NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID (“NCIB”)
Company Name: CANADIAN NATIONAL RAILWAY COMPANY Stock Symbol: CNR

4.
Consideration Offered:  State any restrictions on the price the offeror is prepared to pay and any other restrictions relating to the NICB, such as specific funds available, method of purchasing, etc.:  None

5.
Reasons for the NCIB:  CNR’s management and directors currently believe that the purchase by the Company of its shares  represents an appropriate use of funds to increase shareholder value.  Having a strong balance sheet and solid cash flow generation, the Company can undertake the NCIB while continuing to pursue other opportunities aimed at supporting shareholder value creation

6.
Valuation:  Include a summary of any appraisal or valuation of the issuer known to the directors or officers of the issuer after reasonable enquiry regarding the issuer, its material assets or securities prepared within the two years preceding the date of the notice, together with a statement of a reasonable time and place at which such appraisal or valuation, or a copy thereof, may be inspected. For this purpose, the phrase appraisal or valuation means both an independent appraisal or valuation and a material non-independent appraisal or valuation:

To the knowledge of CN’s directors and officers, after reasonable enquiry, the Company has not in the past two year period preceding the date hereof obtained any appraisal or valuation regarding the Company or its material assets or securities.

7.	Previous Purchases: Where the issuer has purchased securities which are the subject of the NCIB bid within the past 12 months, state the following:

(a)	method of acquisition: through TSX and NYSE facilities

(b)	the number of securities purchased: 28,000,000

(c)	the weighted average price paid: Cdn$50.72 for purchases on TSX and U.S.$46.86 for purchases on NYSE, including brokerage fees.

8.	Persons Acting Jointly or In Concert with the Issuer: Disclose the identity of any party acting jointly or in concert with the issuer: None

9.	Acceptance by Insiders, Affiliates and Associates:

(a) name of every director or senior officer of the issuer who intends to sell securities of the issuer during the course of the NCIB: None – see below

(b) where their intention is known after reasonable enquiry, the name of every associate of a director or senior officer of the issuer, person acting jointly or in concert with the issuer, or person holding 10% or more of any class of equity securities of the issuer, who intends to sell securities: None – see below

Except as set out below, to the knowledge of the directors and senior officers of the Company, after reasonable enquiry, no director or senior officer of the Company and no associate of a director or senior officer of the Company or any person acting jointly or in concert with the Company has any present intention to sell Common Shares during the period of the Offer.  However, sales of Common Shares through the facilities of the Exchanges or otherwise by any of these persons or companies may occur during such period in the event that the circumstances or decisions of any such person or company change or their personal circumstances require such sales.  Certain directors and executive officers of the Company may exercise options to purchase Common Shares under the existing stock option plans of the Company and in turn sell Common Shares in open  market  transactions.

Form 12 – Notice of Intention to make a Normal Course Issuer Bid	© 2007, TSX Group Inc.
(as at June 1, 2007)

Form: 12	AMENDED NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID (“NCIB”)
Company Name: CANADIAN NATIONAL RAILWAY COMPANY Stock Symbol: CNR

10.
Benefits from the NCIB:  State direct or indirect benefits to any of the persons or companies named in item 9 of selling or not selling securities of the issuer during the course of the NCIB. An answer to this item is not required where the benefits to such person or company of selling or not selling securities are the same as the benefits to any other securityholder who sells or does not sell:  None

11.	Material Changes in the Affairs of the Issuer: Disclose any previously undisclosed material changes or plans or proposals for material changes in the affairs of the issuer: None

12.	Participating Organization Information:

	Canada	U.S.
(a) Name of broker:	TD Securities Inc.	Wachovia Capital Markets
(b) Name of registered representative:	Chris Finora	Jennifer Lynch
(c) Address of broker:	222 Bay Street, 7th floor Ernst & Young Tower Toronto, Ontario M5K 1A2	375 Park Ave., 4th floor New York, NY 10152
(d) Fax number:	416-982-8107	212-214-8918

13.	Any significant information regarding the NCIB not disclosed above, including any details regarding the use of put options or forward purchase contracts in conjunction with the NCIB: None

14.
Certificate:  The undersigned, a director or senior officer of the issuer duly authorized by the issuer’s board of directors, certifies that this notice is complete and accurate and in compliance with Section 629 and 629.1 of the TSX Company Manual . This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

September 18, 2007

/s/ Sean Finn
NAME: Sean Finn
TITLE: Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary

Form 12 – Notice of Intention to make a Normal Course Issuer Bid	© 2007, TSX Group Inc.
(as at June 1, 2007)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	September 21, 2007	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Deputy Corporate Secretary and General Counsel